Exhibit 99.2

IMMEDIATE	21 April 2005

Royal & SunAlliance notice of three month results

Royal & SunAlliance will be releasing its first quarter 2005 results on Thursday 12 May at 7.00am. A briefing to analysts will take place via conference call and can be accessed live via the company website (www.royalsunalliance.com).

An indexed version of the presentation will be available after the meeting.

--ENDS--

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134